Exhibit 99.2

ALMADEN MINERALS LTD.
(the “Company”)
Suite 210 – 1333 Johnston Street
Vancouver, British Columbia V6H 3R9
Telephone: (604) 689-7644 Facsimile: (604) 689-7645

MANAGEMENT INFORMATION CIRCULAR
as at and dated
May 20, 2020
(unless otherwise noted)

This Management Information Circular (“Information Circular”) accompanies the Notice of 2020 Annual General Meeting (“Notice of Meeting”) of holders of common shares (“shareholders”) of Almaden Minerals Ltd. (the “Company”) scheduled to be held on June 30, 2020 (the “Meeting”) and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment or postponement thereof.

PERSONS MAKING THE SOLICITATION

The Accompanying Form of Proxy is Being Solicited by Management of the Company.

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and regular employees of the Company. The Company does not reimburse shareholders’ nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy. It is not anticipated that any solicitation will be made by specially engaged employees or soliciting agents. The cost of solicitation will be borne by the Company. No director of the Company has informed management in writing that they intend to oppose any action intended to be taken by management at the Meeting.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representation must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular.

This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

APPOINTMENT AND REVOCATION OF PROXY

Only shareholders whose names appear on the records of the Company (“registered shareholders”) or duly appointed proxyholders are permitted to vote at the Meeting. Those registered shareholders so desiring may be represented by proxy at the Meeting. The persons named in the accompanying form of proxy are directors and/or officers of the Company (“Management Appointees”). A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT SOME OTHER PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT THE REGISTERED SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT APPOINTEES IN THE ACCOMPANYING FORM OF PROXY AND BY INSERTING SUCH OTHER PERSON’S OR COMPANY’S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY OR BY COMPLETING ANOTHER FORM OF PROXY.

Any registered shareholder returning the accompanying form of proxy may revoke it at any time if it has not been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or the registered shareholder’s attorney authorized in writing or, if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company or at the office of the registrar and transfer agent of the Company at least 24 hours prior to the scheduled time of the Meeting or any adjournment or postponement thereof, or with the Chairman of the Meeting at the scheduled commencement of the Meeting or any adjournment or postponement thereof, and upon either of such deposits the proxy is revoked. Only registered shareholders have the right to revoke a proxy.

VOTING AND DEPOSIT OF PROXIES

IF THE INSTRUCTIONS AS TO VOTING INDICATED THEREIN ARE CERTAIN, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY, PROPERLY EXECUTED AND DEPOSITED, WILL, ON ANY BALLOT CALLED FOR, BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH SUCH INSTRUCTIONS. WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE PROXY CONFERS ON THE PROXYHOLDER DISCRETIONARY AUTHORITY WITH RESPECT TO SUCH MATTER AND IF ONE OF THE MANAGEMENT APPOINTEES NAMED IN THE ACCOMPANYING FORM OF PROXY IS APPOINTED AS PROXYHOLDER, THE SHARES REPRESENTED BY SUCH PROXY WILL BE VOTED FOR SUCH MATTER. IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO THE MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING, OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGEMENT ON SUCH MATTERS OR BUSINESS ON ANY BALLOT THAT MAY BE CALLED FOR. AT THE DATE OF THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENT, VARIATION OR OTHER MATTER WHICH MAY BE BROUGHT BEFORE THE MEETING.

SEE ALSO THE ACCOMPANYING FORM OF PROXY FOR INSTRUCTIONS AS TO USE OF TELEPHONE AND INTERNET VOTING.

To be effective, the instrument of proxy must be dated and signed by the registered shareholder or by the registered shareholder’s attorney authorized in writing. In the case of a registered shareholder that is a corporation, the proxy must be dated and executed under its corporate seal or signed by the authorized representative, a duly authorized person or attorney for the corporation. A corporation may appoint, by instrument in writing, a person to act as its authorized representative at the Meeting and for that purpose, the instrument appointing the authorized representative must be received at the same place and at least the number of days specified to receive the proxies or be deposited with the chairman of the Meeting, or a person designated by the chairman of the Meeting, prior to commencement of the Meeting. Completed forms of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the registrar and transfer agent of the Company, Computershare Investor Services Inc., Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON, M5J 2Y1, or at the Head Office of the Company at Suite 210 – 1333 Johnston Street, Vancouver, British Columbia, Canada, V6H 3R9, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the scheduled time of the Meeting or any adjournment or postponement thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in the Chairman’s discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”) of which the Intermediary is a participant. In accordance with current securities regulatory policy, the Company has distributed proxy-related materials for the Meeting (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

Current securities regulatory policy requires Intermediaries to forward the Meeting Materials to, and seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non- Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare, Proxy Department, 8th Floor, 100 University Avenue, Toronto, ON M5J 2Y1, fax number (416) 263-9261; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company (such as Broadridge Financial Solutions Inc.), will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre- printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for such a proxy form to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the proxy form, properly complete and sign the proxy form and return it to the Intermediary or its service company, or otherwise communicate voting instructions to the Intermediary or its service company (by way of telephone or the Internet, for example) in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives such a signed form of proxy wish to vote at the Meeting in person, the Non-Registered Holder should strike out the persons named in the signed form of proxy and insert the Non-Registered Holder’s name in the blank space provided. A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the signed form of proxy or proxy authorization form is to be delivered. Non-Registered Holders who wish to change their vote must arrange for their Intermediaries to revoke the proxy on their behalf.

The Meeting Materials are being sent to both registered shareholders and non-registered shareholders. If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you as a non-objecting beneficial owner under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf. By choosing to send the Meeting Materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions. Management of the Company does not intend to pay for Intermediaries to forward to objecting beneficial owners under NI 54-101 the Meeting Materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and in the case of an objecting beneficial owner, the objecting beneficial owner will not receive the Meeting Materials unless the Intermediary holding shares on behalf of the objecting beneficial owner assumes the cost of delivery. The Company does not reimburse Intermediaries, CDS or agents for the costs incurred in obtaining authorization from Non-Registered Holders to execute forms of proxy.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise set out herein, none of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the beginning of the Company's last financial year, and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company’s authorized share structure consists of an unlimited number of common shares without par value. There is one class of shares only. There are 117,236,377 issued and outstanding common shares as at the date of this Information Circular.

The directors of the Company have determined that all shareholders of record as of May 20, 2020 (the “Record Date”) will be entitled to receive notice of and to vote at the Meeting. A quorum for the Meeting is two shareholders being present in person or represented by proxy.

At a general meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote will have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority will have one vote for each share of which such shareholder is the registered holder. Shares represented by proxy will only be voted as to the number of shares represented if a poll or ballot is called for. A poll or ballot may be requested by a registered shareholder or proxyholder present and entitled to vote at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes attached to all shares that are entitled to be voted and to be represented at the Meeting.

To the knowledge of the directors and executive officers of the Company, as at the date of this Information Circular, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Each director of the Company is elected at each annual general meeting of the Company and holds office until the next annual general meeting of the Company unless that person ceases to be a director before then. The Company has adopted a Majority Voting Policy for the election of directors for non-contested meetings, the details of which may be found on the Company’s website at www.almadenminerals.com. In the absence of instructions to the contrary, the accompanying form of proxy will be voted for the nominees listed below, all of whom are presently members of the Board of Directors of the Company.

The Company has a shareholder approved Advance Notice Policy. The purpose of the Advance Notice Policy is to provide shareholders, directors and management with direction on the procedure for shareholder nomination of directors. The Advance Notice Policy is the framework by which a deadline is fixed by which holders of record of the Company’ s common shares must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the timely notice to the Company’s Secretary for the notice to be in proper written form. The Advance Notice Policy may be found on the Company’s website at www.almadenminerals.com.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES HEREIN LISTED WILL BE UNABLE TO SERVE AS A DIRECTOR. IF, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES LISTED BELOW, IT IS INTENDED THAT DISCRETIONARY AUTHORITY WILL BE EXERCISED BY THE MANAGEMENT APPOINTEES, IF NAMED IN THE ACCOMPANYING FORM OF PROXY, TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS UNLESS THE SHAREHOLDER HAS SPECIFIED THAT THE SHARES REPRESENTED BY PROXY ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Management proposes that the number of directors for the Company be set at seven (7) and the shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company at seven (7) for the ensuing year, subject to such increases as may be permitted by the Articles of the Company. Management of the Company proposes to nominate each of the following persons for election as director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Position Held	Director Since	Number of Shares Beneficially Owned, or Controlled or Directed, Directly or Indirectly *	Principal Occupation and if not at Present an Elected Director, Occupation During the Past Five Years
DUANE POLIQUIN British Columbia, Canada Chairman and Director	February 1, 2002	3,196,646 (4)	Registered Professional Geological Engineer; Chairman and Director of the Company; and Chairman and Director of Azucar Minerals Ltd. and Almadex Minerals Ltd.
MORGAN POLIQUIN British Columbia, Canada President, Chief Executive Officer and Director	February 1, 2002	1,727,422 (4)	Registered Professional Geological Engineer; President, CEO and Director of the Company; and President, CEO and Director of Azucar Minerals Ltd. and Almadex Minerals Ltd.

JOHN (JACK) McCLEARY (2)(3) Alberta, Canada Director	February 1, 2002	217,711	Registered Professional Geologist; Director of the Company, Azucar Minerals Ltd. and Almadex Minerals Ltd.
GERALD G. CARLSON (1)(2)(3) British Columbia, Canada Director	February 1, 2002	119,009	President and CEO of Pacific Ridge Exploration Ltd.
MARK T. BROWN (1)(3) British Columbia, Canada Director	June 28, 2011	35,000	Chartered Professional Accountant, Chartered Accountant; President of Pacific Opportunity Capital Ltd.
WILLIAM J. WORRALL(1)(2)((3) British Columbia, Canada Director	May 7, 2013	58,366	Barrister and Solicitor (retired) and Director of Azucar Minerals Ltd. and Almadex Minerals Ltd.
ELAINE ELLINGHAM Ontario, Canada Director	February 27, 2018	69,400	Professional Geologist; Director of Alamos Gold Inc., Aurania Resources Ltd., and Prospectors and Developers Association of Canada.

*	As of the date of this Information Circular.
(1)	Denotes a member of the Audit Committee.
(2)	Denotes a member of the Nomination and Corporate Governance Committee.
(3)	Denotes a member of the Compensation Committee.
(4)	By Voting Trust Agreement dated December 17, 2009 executed by Mr. Ernesto Echavarria, the right to vote any of the Company’s shares held by Mr. Echavarria has been given jointly to D. Poliquin, Chairman, and M. Poliquin, President and Chief Executive Officer, of the Company as well as the right to vote any common shares issued to Mr. Echavarria upon the exercise of warrants that he holds to acquire the Company’s common shares.

Details of the professional and educational qualifications and business experience of each of the foregoing nominees are contained under the heading “Directors, Senior Management and Employees” in the Company’s 20F filed as an Annual Information Form for the financial year ended December 31, 2019 which is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

To the knowledge of management of the Company, no proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was subject to a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days (an “Order”) while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer other than Mark T. Brown who was a director of Sutter Gold Mining Inc. which company is subject to a Crease Trade Order made by the British Columbia Securities Commission on May 6,

2019 for failure to file annual financial statements, annual management’s discussion and analysis and certification of annual filings for the year ended December 31, 2018; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets other than Mark T. Brown who was a director of Ascent Industries Corp. (formerly, Paget Minerals Ltd.) until February 13, 2019, which company instituted proceedings under the Companies Creditors Arrangement Act (Canada) on March 4, 2019; or

(c)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)	since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(e)

is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

See attached Form 51-102F6 – Statement of Executive Compensation.

SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth the requisite equity compensation plan information as at the end of the Company’s most recently completed financial year:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a) (c)
Equity compensation plans approved by securityholders	10,007,000	$0.97	1,165,672
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	10,007,000	$0.97	1,165,672

Stock Option Plan and Unallocated Options, Rights or Other Entitlements Under Stock Option Plan

The Company’s Rolling Stock Option Plan (the “Plan”) was created as an amendment to the then existing fixed number plan with the approval of disinterested shareholders at the Company’s annual general meetings held on May 18, 2005 and June 29, 2017. The Plan has also been approved by the Toronto Stock Exchange (“TSX”). Under the Plan, options are authorized to be granted to the maximum of 10% of the issued and outstanding common shares of the Company at the time of the grant. There have been no amendments to the Plan since the most recent approval by shareholders on June 29, 2017. The Company has no other equity compensation plans not previously approved by shareholders.

The TSX Company Manual (the “TSX Manual”) requires that every three years after institution all unallocated options, rights or other entitlements under security based compensation arrangements which do not have a fixed maximum number of securities must be approved by a majority of the Company’s directors and the Company’s security holders (excluding insiders of the Company) at a duly called meeting. A triennial approval of the Plan was given at the Company’s annual general meeting held on June 29, 2017 and requires approval of unallocated options, rights or other entitlements under the Plan at the Meeting.

Under Section 613 of the TSX Manual, insiders who are eligible participants under the Plan are not entitled to vote to approve unallocated options, rights or other entitlements under the Plan.

The TSX Manual also requires that the following information be provided on an annual basis.

Under the Plan eligible participants include:

(i)	an employee, senior officer or director of the Company or any related company;
(ii)	a consultant;
(iii)	an issuer, all the voting securities of which are held by persons described in (i) and (ii);
(iv)	a management company employee.

The maximum number of common shares issuable under the Plan is the number equal to 10% of the issued and outstanding common shares of the Company. As at the end of the Company’s most recently completed fiscal year, the number of common shares issuable under actual grants under the Plan is 10,007,000 constituting 8.96% of the Company’s issued and outstanding common shares as of the end of the Company’s most recently completed fiscal year. There are, therefore, 1,165,672 common shares issuable under options available for grant under the Plan representing 1.04% of the Company’s issued and outstanding common shares as of the end of the Company’s most recently completed fiscal year.

The annual burn rate under the Plan (calculated in accordance with Section 613(p) of the TSX Manual) for each of the Company’s last three (3) completed fiscal years was:

2019 – 3.58%
2018 – 4.00%
2017 – 5.13%

There is no maximum percentage of common shares which may be issued to insiders of the Company.

The Plan contains provisions that limit the number of shares reserved for issuance to any one Consultant or person providing investor relations activities to 2% of the issued shares of the Company in any 12 month period but such limitation, as it relates to persons providing investor relations activities, applies only if the shares of the Company are listed in Canada only on the TSX. The shares of the Company are currently listed on the TSX and the NYSE American (formerly, the NYSE MKT).

The exercise price for options granted under the Plan is to be the price per share specified in the option agreement which cannot be less than the Market Price. “Market Price” means the Volume Weighted Average Price (“VWAP”) on TSX, or another stock exchange where the majority of the trading volume and value of the listed securities occurs, for the five trading days immediately preceding the date of the grant of the option subject always that in certain exceptional circumstances, the 5 day VWAP may not accurately reflect the securities’ current market price and TSX may adjust the VWAP based on relevant factors including liquidity, trading activity immediately before, during or immediately after the relevant period or any material events, changes or announcements occurring immediately before, during or immediately after the relevant period. VWAP means the volume weighted average trading price of the listed securities, calculated by dividing the total value by the total volume of securities traded for the relevant period.

The Plan contains the following provision as to stock appreciation rights: “An Eligible Person to whom an Option has been granted (“Eligible Optionee”) may, rather than exercise any Option to which the Eligible Optionee is then entitled pursuant to the Plan, elect to terminate such Option, in whole or in part, and, in lieu of purchasing the common shares to which the Option, or part thereof, so terminated relates (the “Optioned Shares”), elect to exercise the right (the “Share Appreciation Right”) to receive that number of common shares, disregarding fractions, which, when multiplied by the VWAP have a value equal to the product of the number of Optioned Shares to which the Option, or part thereof, so terminated relates, multiplied by the difference between the Market Price determined as of the day immediately preceding the date of termination of such Option, or part thereof, and the exercise price per share of the Optioned Shares to which the Option, or part thereof, so terminated relates, less any amount (which amount may be withheld in Optioned Shares) required to be withheld on account of income taxes, which withheld income taxes will be remitted by the Company. VWAP shall be calculated for 5 consecutive trading days before such date on the TSX.”

Options granted to Consultants performing Investor Relations activities vest over a 12 month period with no more than ¼ of such options so granted vesting in any 3 month period. Such vesting restrictions apply to any Qualified Successor of such Consultant, otherwise the board has the discretion to make any vesting conditions it sees fit. “Qualified Successor” means a person who is entitled to ownership of an Option upon the death of an Optionee, pursuant to a will or the applicable laws of descent and distribution upon death or a “permitted assign” as that term is defined in Canadian Securities Administrators National Instrument 45-106.

The term of any option granted under the Plan will expire on the later of 5 years following the date of grant, or if such date falls within, or immediately following a self-imposed “blackout” period, such option will then expire on the 10th business day following the blackout if the Company is listed only on the TSX. The Company is currently listed on the TSX and the NYSE American.

The Plan contains provisions as to termination providing for termination on the earliest of the following:

(a)	the termination date specified for such Option in the Option Agreement;

(b)	Death of Optionee – If the employment of an Optionee as an Employee of, or the services of a Consultant providing services to, the Company or any Related Company, or the employment of an Optionee as a Management Company Employee, or the position of the Optionee as a director or senior officer of the Company or any Related Company, terminates as a result of such Optionee’s death, any Options held by such Optionee shall pass to the Qualified Successor of the Optionee and shall be exercisable by such Qualified Successor until the earlier of a period of twelve months following the date of such death and the expiry of the Term of the Option;

(c)	Cessation of Employment – Upon an Optionee’s employment with the Company being terminated for cause, any option not exercised terminates immediately. If an Optionee is a director and is removed from office, any option not exercised terminates immediately. If an Optionee becomes permanently disabled, any option may be exercised for a period of six months after the date of permanent disability. If an Optionee’s employment, office, term as a director, or service provider relationship is ended or expires other than by termination for cause, such option may be exercised for a period of thirty days after such ending;

(d)	Amalgamation – In the event of the Company proposing to amalgamate, merge or consolidate with or into any other company (other than with a wholly owned subsidiary of the Company) or to liquidate, dissolve or wind up, or in the event an offer to purchase the Common Shares of the Company or any part thereof shall be made to all the holders of Common Shares of the Company, the Company shall have the right, upon written notice to each Optionee holding options under the Plan, to permit the exercise of all such options within the 30 day period next following the date of such notice and to determine that upon expiration of such 30 day period that all rights of the Optionees to such options or to exercise same (to the extent not theretofore exercised) shall terminate and to have no force and effect; and

(e)	the date of any sale, transfer, assignment or hypothecation, or any attempted sale, transfer, assignment or hypothecation, of such Option.

Options granted under the Plan are not assignable or transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws.

The Plan provides that, subject to the approval of the TSX, if required, and the terms of the Plan, the Board may terminate, suspend or discontinue the Plan at any time or amend or revise the terms of the Plan.

Notwithstanding the generality of the foregoing, the power of the Board to amend the Plan shall be limited to the following:

(a)	amendments of a “housekeeping” nature;

(b)	a change to the vesting provisions of a security or a Plan;

(c)	a change to the termination provisions of a security or a Plan which does not entail an extension beyond the original expiry date; and

(d)	the addition of a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying securities from the Plan reserve.

It is a Policy of the TSX that, because the Plan is silent in respect thereof, shareholder approval is required for any other amendment or revision to the terms of the Plan and nothing in the Plan shall be construed as authorizing the directors to make amendments to the Plan without shareholder approval to effect;

(a)	any amendment to the number of securities issuable under the Plan, including an increase to a fixed maximum number of securities or a change from a fixed maximum number of securities to fixed maximum percentage. A change to a fixed maximum percentage which was previously approved by security holders will not require an additional security holder approval;

(b)	any change to eligible participants which would have the potential of broadening or increasing insider participation;

(c)	the addition of any form of financial assistance;

(d)	any amendment to a financial assistance provision which is more favourable to participants;

(e)	the addition of a cashless exercise feature, payable in cash or securities which does not provide for a full deduction of the number of underlying securities from the Plan reserve; and

(f)	the addition of a deferred or restricted share unit or any other provision which results in participants receiving securities while no cash consideration is received by the issuer.

No amendments to the Plan were adopted in the last fiscal year.

At the Meeting, therefore, shareholders will be asked to pass the following resolution:

“RESOLVED that

1.	all unallocated options, rights or other entitlements under the Company’s stock option plan (“Plan”) be and are hereby approved until June 30, 2023;

2.	the directors of the Company are hereby authorized to make such other amendments to the Plan as the directors of the Company may, in their sole discretion, determine are necessary, desirable or useful, subject always to the limitations on the power to amend or revise as are contained in the Plan;

3.	any one officer or director of the Company is authorized for and on behalf of and in the name of the Company to do all such acts and to execute and deliver, whether under corporate seal or otherwise, all such documents, instruments and writings as in his discretion are necessary or desirable to give effect to the foregoing resolutions; and

4.	notwithstanding the passage of this resolution by the shareholders, the directors of the Company are hereby authorized and empowered without further notice to or approval of the shareholders of the Company not to proceed with the foregoing approval of all unallocated options, rights or other entitlements under the Plan.”

The Board recommends that shareholders vote FOR the resolution approving the unallocated options, rights and other entitlements under the Plan. The persons named in the accompanying form of Proxy intend to vote at the Meeting for the resolution unless otherwise directed by the shareholders appointing them. Insiders that are eligible to receive grants of options under the Plan are not entitled to vote on the shareholders resolution. Insiders not entitled to vote hold in the aggregate 5,607,417 shares representing 4.78% of the shares issued and outstanding on the Record Date.

If the foregoing resolution is not passed, previously allocated Options will remain unaffected and may be exercised but previously allocated Options that are cancelled before exercise or expire will not be available for grant.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the current or former directors, executive officers or employees of the Company or any of its subsidiaries, no proposed nominee for election as a director of the Company, and no associate or affiliate of any of them, is or has been indebted to the Company or any of its subsidiaries in connection with a purchase of securities or otherwise at any time since the beginning of the Company’s most recently completed financial year and no such indebtedness is outstanding as at the date of this Information Circular nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries. The Company has no securities purchase or other programs.

DIRECTORS’ AND OFFICERS’ INDEMNITY AND INSURANCE

The Company has contracted with each director and officer to indemnify each of them against liability incurred in their capacity as an officer or director to the extent permitted in accordance with the provisions of the Business Corporations Act (British Columbia). The Company has obtained insurance coverage for such indemnity to a policy limit of $5,000,000 in the aggregate with a deductible of $50,000 per claim.

MANAGEMENT CONTRACTS

No management functions of the Company or any of its subsidiaries are to any substantial degree performed other than by the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, or controls or directs, directly or indirectly, or a combination of both, common shares of the Company, carrying more than ten percent of the voting rights attached to the outstanding common shares of the Company; (c) director or executive officer of a person or company that is itself an insider or subsidiary of the Company; or (d) associate or affiliate of any of the foregoing, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction that has materially affected or would materially affect the Company, except with respect to an interest arising from the ownership of common shares of the Company where such person or company will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of common shares of the Company.

APPOINTMENT OF AUDITOR

Shareholders will be asked to vote for the appointment of Davidson & Company, LLP, Chartered Professional Accountants (“Davidson”) to serve as auditor of the Company for the Company’s fiscal year ending December 31, 2020.

Davidson was first appointed auditor of the Company effective January 4, 2016.

RECONFIRMATION OF SHAREHOLDER RIGHTS PLAN

It is a term of the Company’s Shareholder Rights Plan effective April 13, 2011, as amended (the “Rights Plan”) that the Rights Plan must be reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by holders of the Company’s common shares who vote in respect of the matter at the Meeting (and at each third annual meeting of shareholders thereafter) or it will terminate at the close of the Meeting (or at the close of such third annual meeting thereafter); provided that it will not terminate if a Flip-in Event (as defined below) has occurred (other than a Flip-in Event which has been waived pursuant to the terms of the Rights Plan) prior to the date upon which the Rights Plan would otherwise terminate. A change to Canadian securities regulatory authorities’ rules in respect of the minimum deposit period under take-over bids resulted in an amendment to the Rights Plan to extend the minimum period in the clause 1.1(hh)(ii)(A) definition of “Permitted Bid” under the Rights Plan from 60 to 105 days, which amendment was approved by shareholders at the Company’s 2017 Annual General Meeting. At the Meeting, therefore, shareholders will be asked to pass an ordinary resolution reconfirming the Rights Plan.

Purpose of the Rights Plan

The primary objective of the Rights Plan is to ensure, to the extent possible, that all shareholders of the Company are treated fairly in connection with any take-over bid for the Company by (a) providing shareholders with adequate time to properly assess a take-over bid without undue pressure and (b) providing the Board with more time to fully consider an unsolicited take-over bid, and, if applicable, to explore other alternatives to maximize shareholder value.

Summary of Rights Plan

The following description of the Rights Plan is a summary only. Reference is made to the full text of the Rights Plan, a copy of which has been filed on SEDAR.

Issue of Rights

The Company has issued one right (a “Right”) in respect of each Common Share outstanding.

The Rights

Each Right entitles the holder, subject to the terms and conditions of the Rights Plan, to purchase additional Common Shares of the Company after the Separation Time (defined below).

Rights Certificates and Transferability

Before the Separation Time, the Rights will be evidenced by certificates for the Common Shares, and are not transferable separately from the Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights Certificates, which will be transferable separately from and independent of the Common Shares.

Exercise of Rights

The Rights are not exercisable before the Separation Time. After the Separation Time and before the Expiration Time, each Right entitles the holder to acquire one Common Share for an exercise price (the “Exercise Price”) equal to four times the prevailing market price (being the average of the 20 consecutive trading days’ daily closing prices per share) of a Common Share as at the Separation Time (subject to certain adjustments). Upon the occurrence of a Flip-In Event prior to the Expiration Time, each Right (other than any Right held by an “Acquiring Person”, which will become null and void as a result of such Flip-In Event) may be exercised to purchase, for the Exercise Price, that number of Common Shares as have an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-In Event) equal to twice the Exercise Price. Effectively, this means a shareholder of the Company (other than the Acquiring Person) can acquire additional Common Shares from treasury at half their market price.

Definition of “Acquiring Person”

Subject to certain exceptions, an Acquiring Person is a person who becomes the Beneficial Owner (defined below) of 20% or more of the Company’s outstanding Common Shares.

Definition of “Beneficial Ownership”

A person is a Beneficial Owner of securities if such person or such person’s affiliates or associates or any other person acting jointly or in concert with such person, owns the securities in law or equity, and has the right to acquire (immediately or within 60 days) the securities upon the exercise of any convertible securities or pursuant to any agreement, arrangement or understanding.

However, a person is not a Beneficial Owner under the Rights Plan where:

(a)	the securities have been deposited or tendered pursuant to a tender or exchange offer or take-over bid, unless those securities have been taken up or paid for;

(b)	such person has agreed to deposit or tender the securities to a take-over bid pursuant to a permitted lock-up agreement;

(c)

such person (including a mutual fund or investment fund manager, trust company, pension fund administrator, trustee or non-discretionary client accounts of registered brokers or dealers) is engaged in the management of mutual funds, investment funds or public assets for others, as long as that person:

(i)	holds those Common Shares in the ordinary course of its business for the account of others;

(ii)	is not making a take-over bid or acting jointly or in concert with a person who is making a take-over bid; or

(iii)	such person is a registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

Definition of “Separation Time”

Separation Time occurs on the tenth trading day after the earlier of:

(a)	the first date of public announcement that a person has become an Acquiring Person;

(b)	the date of the commencement or announcement of the intent of a person to commence a take- over bid (other than a Permitted Bid or Competing Permitted Bid); and

(c)	the date on which a Permitted Bid or Competing Permitted Bid ceases to quality as such;

or such later date as determined by the Board.

Definition of “Expiration Time”

Expiration Time occurs on the date being the earlier of:

(a)	the time at which the right to exercise Rights is terminated under the terms of the Rights Plan; and

(b)	at the termination of the Meeting, unless at the Meeting the duration of the Rights Plan is extended until immediately after the Company’s annual meeting of shareholders to be held in 2023.

Definition of “Flip-In Event”

A Flip-In Event occurs when a person becomes an Acquiring Person. Upon the occurrence of a Flip-In Event, any Rights that are beneficially owned by an Acquiring Person, or any of its related parties to whom the Acquiring Person has transferred the Rights, will become null and void and, as a result, the Acquiring Person’s investment in the Company will be greatly diluted if a substantial portion of the Rights are exercised after a Flip-In Event occurs.

Definition of “Permitted Bid”

A Permitted Bid is a take-over bid made by a person (the “Offeror”) pursuant to a take-over bid circular that complies with the following conditions:

(a)	the bid is made to all registered holders of Common Shares (other than the Offeror);

(b)

the Offeror agrees that no Common Shares will be taken up or paid for under the bid for at least 105 days following the commencement of the bid and then only if, at such date, not less than 50% of the outstanding Common Shares held by shareholders of the Company, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn;

(c)	the Offeror agrees that the Common Shares may be deposited to and withdrawn from the take- over bid at any time before such Common Shares are taken up and paid for; and

(d)

if, on the date specified for take-up and payment, the condition in paragraph (b) above is satisfied, the Offeror will make a public announcement of that fact and the bid will remain open for an additional period of at least 10 business days to permit the remaining shareholders of the Company to tender their Common Shares.

Definition of “Competing Permitted Bid”

A Competing Permitted Bid is a take-over bid that:

(a)	is made while another Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid;

(b)

satisfies all the requirements of a Permitted Bid other than the requirement that the Offeror agrees that: (1) no Common Shares will be taken up or paid for under the bid: (i) for at least 105 days following the commencement of the bid; (ii) after such date, not less than 50% of the outstanding Common Shares held by shareholders, other than the Offeror and certain related parties, have been deposited pursuant to the bid and not withdrawn; and (2) Common Shares may be deposited pursuant to such take-over bid at any time during the 105 days period described in (1)(i) of this paragraph, that any Common Shares deposited pursuant to such take-over bid may be withdrawn until taken up and paid for; and (3) upon deposit of more than 50% of the outstanding Common Shares as described under (1)(ii) in this paragraph, the Offeror will make a public announcement of such greater than 50% deposit and such take-over bid is to remain open for deposits and tenders of Common Shares for a minimum of 10 business days from the date of such public announcement;

(c)

contains the conditions that no Common Shares be taken up or paid for pursuant to the Competing Permitted Bid (x) prior to the close of business on a date that is not earlier than the later of (1) the earliest date on which Common Shares may be taken up and paid for under any prior bid in existence at the date of such Competing Permitted Bid, and (2) 35 days after the date of such Competing Permitted Bid, and (y) unless, at the time that such Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by shareholders of the Company, other than the Offeror and certain related parties, have been deposited pursuant to the Competing Permitted Bid and not withdrawn.

Redemption of Rights

Prior to the occurrence of a Flip-In Event as to which the operation of the Rights Plan has not been waived, all (but not less than all) of the Rights may be redeemed by the Board, acting in good faith, with the prior consent of the holders of Common Shares or Rights, as applicable, at a redemption price of $0.0001 per Right (subject to adjustment). In addition, in the event of a successful Permitted Bid, Competing Permitted Bid or a bid for which the Board has waived the operation of the Rights Plan, the Company will immediately upon such acquisition and without further formality, redeem the Rights at the redemption price. If the Rights are redeemed pursuant to the Rights Plan, the right to exercise the Rights will, without further action and without notice, terminate and the only right thereafter of the Rights holders is to receive the redemption price.

Waiver

With the prior consent of the holders of Common Shares, the Board may, at any time prior to the occurrence of a Flip-In Event that would occur by reason of an acquisition of Common Shares or convertible securities otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares or otherwise than in the circumstances where the Board has determined that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person, waive the application of the “Flip-In” provisions of the Rights Plan to such Flip-In Event. Furthermore, the Board may, until a Flip-In Event occurs, determine to waive the application of the “Flip-In” provisions of the Rights Plan to a particular Flip-In Event that may occur by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares; provided, however, that if the Board waives the Rights Plan with respect to such Flip-In Event, it will be deemed to have waived the “Flip-In” provisions of the Rights Plan to any other Flip-In Events occurring by reason of a take-over bid made by means of a take-over bid circular to all registered holders of Common Shares before the expiry of that first bid. The

Board may also waive the “Flip-In” provisions of the Rights Plan in respect of any Flip-In Event if the Board has determined, within eight business days, that the Acquiring Person became an Acquiring Person through inadvertence and has reduced its ownership to such a level that it is no longer an Acquiring Person.

Time of the Rights Plan

Unless otherwise terminated, the Rights Plan will expire at the Expiration Time (defined above).

Amending Power

Except for amendments to correct clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of applicable legislation or applicable rules or policies of securities regulatory authorities, shareholder (other than the Offeror and certain related parties) or Rights holder majority approval is required for supplements or amendments to the Rights Plan. In addition, any supplement or amendment to the Rights Plan will require the written concurrence of the Rights Agent and prior written consent of the TSX.

Rights Agent

The Rights Agent under the Rights Plan is Computershare Investor Services Inc.

Rights Holder not a Shareholder

Until a Right is exercised, the holders thereof as such, will have no rights as a shareholder of the Company.

At the Meeting, therefore, shareholders will be asked to pass the following resolution:

“RESOLVED that

(a)	the Company’s Shareholder Rights Plan approved by the shareholders of the Company on June 28, 2011, as amended as approved by the shareholders of the Company at the Company’s 2017 Annual General Meeting (the “Plan”) is hereby reconfirmed until immediately after the Company’s annual meeting to be held in 2023; and

(b)	any one director or officer of the Company is hereby authorized and directed to perform all such acts, deeds and things and execute, under seal of the Company or otherwise, all such documents as may be required to give effect to this resolution.”

The Board recommends that shareholders vote FOR the resolution reconfirming the Company’s Shareholder Rights Plan.

If the foregoing resolution is not passed, the Shareholder Rights Plan will expire at the conclusion of the Meeting.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

There are no matters other than the election of directors, the approval of unallocated options, rights or other entitlements under the Company’s Stock Option Plan, the appointment of auditors and the reconfirmation of the Company’s Shareholder Rights Plan to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This Statement of Corporate Governance Practices has been prepared by the Nomination and Corporate Governance Committee of the Board and has been approved by the Board.

General

The Board of Directors of the Company (the “Board”) recognizes that good corporate governance is of fundamental importance to the success of the Company. The Company’s governance practices are the responsibility of the Board and the Board has delegated some of its responsibilities to develop and monitor the Company’s governance practices to the Nominating and Corporate Governance Committee.

Canadian Securities Administrators National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) requires disclosure of Corporate Governance Practices of the Company formulated in accordance with National Policy 58-201 – Corporate Governance Guidelines (together hereinafter referred to as the “Guidelines”). This Statement of Corporate Governance Practices sets out the Board’s assessment of the Company’s Corporate Governance practices which are generally in accordance with the Guidelines.

In this Statement of Corporate Governance Practices, the term “independent” with reference to a director or audit committee member has the meaning given to the term in the Guidelines and is generally as follows: a director or Audit Committee member is independent if he or she has no direct or indirect material relationship with the Company. A “material relationship” is a relationship which could, in the view of the Company’s board of directors, be reasonably expected to interfere with the exercise of the director’s or Audit Committee member’s independent judgement. The Guidelines provide specific directions as to the individuals considered to have a material relationship with a company and specifically includes the following:

(a)	an individual who is, or has been within the last three years, an employee or executive officer of the company;

(b)	an individual whose immediate family member is, or has been within the last three years, an executive officer of the company;

(c)	an individual who:
(i) is a partner of a firm that is the company’s internal or external auditor,
(ii) is an employee of that firm, or
(iii) was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(d)	an individual whose spouse, minor child or stepchild, or child or stepchild who shares a home with the individual:
(i) is a partner of a firm that is the issuer’s internal or external auditor,
(ii) is an employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or
(iii) was within the last three years a partner or employee of that firm and personally worked on the company’s audit within that time;

(e)	an individual who, or whose immediate family member, is or has been within the last three years, an executive officer of an entity if any of the company’s current executive officers serves or served at that same time on the company’s compensation committee;

(f)	an individual who received, or whose immediate family member who is employed as an executive officer of the company received, more than $75,000 in direct compensation from the company during any 12 month period within the last three years;

(g)	an individual who accepts, directly or indirectly, any consulting, advisory or other compensatory fee from the company or any subsidiary entity of the company, other than as remuneration for acting in the capacity as a member of the board of directors or any board committee; and

(h)	an individual who is an affiliated entity of the company or any of its subsidiaries.

An “executive officer” means an individual who is a chair, vice-chair or president of the company, a vice-president of the company in charge of a principal business unit, division or function of the company, or an officer of the company or of any of its subsidiaries or any other individual who performs a policy making function for the company or subsidiary.

An individual is “financially literate” if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the company’s financial statements.

In accordance with recommendations in National Policy 51-201 – Disclosure Standards the Company has adopted a Corporate Communications Policy.

Board of Directors

The Board, with the assistance of Counsel to the Company, is responsible for determining whether or not each director is “independent” or “not independent”. To assist the Board each director is required to disclose any material interest in or business relationship with the Company and such director’s shareholding in the Company.

The Board is currently comprised of 7 members. In accordance with the definition of “independent” outlined above, the Board, utilizing the information provided to it by each director as aforesaid, has determined that the following directors are not independent by virtue of each of their respective executive officer positions and Executive Employment Contracts with the Company, namely Duane Poliquin, Chair, and Morgan Poliquin, President and CEO, of the Company. Accordingly, a majority of the members of the Board, namely John (Jack) McCleary, Gerald G. Carlson, Mark T. Brown, William J. Worrall and Elaine Ellingham are independent.

The Chair of the Board is not an independent director.

There were 7 meetings of the Board held during the period commencing at the beginning of the Company’s most recently completed financial year and ending on the Record Date (“the year”). The following table indicates the number of meetings attended by each director during the year.

Director	Number
Duane Poliquin	7
Morgan Poliquin	7
John McCleary	7
Gerald G. Carlson	7
Mark T. Brown	7
William J. Worrall	7
Elaine Ellingham	7

The members of the Board who are independent are entitled and encouraged to hold meetings at which non-independent directors are not in attendance. Jack McCleary is the lead director of the independent directors. There were seven meetings of the independent directors held during the year.

Certain of the Company’s directors are directors of other reporting issuers (or the equivalent) in Canada or foreign jurisdictions, as set out below.

Director	Name of Other Reporting Issuer(s)
Duane Poliquin	Azucar Minerals Ltd. and Almadex Minerals Ltd.
Morgan Poliquin	Azucar Minerals Ltd. and Almadex Minerals Ltd.

Mark. T Brown	Strategem Capital Corp., East West Petroleum Corp., Mich Resources Ltd., Alianza Minerals Ltd., Avrupa Minerals Ltd., Azucar Minerals Ltd., Almadex Minerals Ltd., and Mountain Boy Minerals Ltd.
John (Jack) McCleary	Azucar Minerals Ltd. and Almadex Minerals Ltd.
Gerald G. Carlson	Pacific Ridge Exploration Ltd.
William J. Worrall	Azucar Minerals Ltd. and Almadex Minerals Ld.
Elaine Ellingham	Alamos Gold Inc. and Blue Thunder Mining Inc.

Board Mandate

The Company also believes that director and management honesty and integrity are essential factors in ensuring good and effective corporate governance. The Board has adopted a written mandate.

The mandate of the Board is to supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In fulfilling its mandate, the Board, among other matters, is responsible for:

(a)	adopting a strategic planning process and approving, on at least an annual basis, a strategic plan, taking into account the risk and opportunities of the Company’s business;

(b)	identifying the principal risks of the Company’s business and implementing appropriate systems to manage such risks;

(c)

satisfying itself, to the extent reasonably feasible, of the integrity of the CEO and other executive officers (if any) and ensuring that all such officers create a culture of integrity throughout the Company and developing programs of succession planning (including appointing, training and monitoring senior management);

(d)

creating the Company’s internal control and management information systems and creating appropriate policies for matters including communications, securities trading, privacy, audit, whistleblowing and codes of ethical conduct;

(e)	managing its affairs including selecting its Chair, nomination of candidates for election to the Board, constituting committees of the Board and determining director compensation; and

(f)	engaging any necessary internal and/or external advisors.

Director Term Limits and Other Mechanisms of Board Renewal

The Company has not adopted term limits or other mechanisms for Board renewal. The Company does not consider it is yet appropriate to force any term limits or other mechanisms of Board renewal at this time.

Number of Women on the Board and in Executive Officer Positions

As at the date of this Information Circular, one of the Company’s directors is a woman, representing 14.3% of the Board, and none of the Company’s executive officers are women.

Policies Regarding the Representation of Women on the Board

The Company plans to formulate a written policy with respect to the identification and nomination of women directors (the “Diversity Policy”). The Diversity Policy will require that the Board consider diversity on the Board from a number of aspects, including but not limited to gender, age, ethnicity and cultural diversity. In addition, when assessing and identifying potential new members to join the Board or the Company’s executive team, the Board shall consider the current level of diversity on the Board and the executive team. As the Diversity Policy has not yet been adopted, the Company is not yet able to measure its effectiveness.

Consideration of the Representation of Women in the Director Identification and Selection Process

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women on the Board when identifying and nominating candidates for election and re-election to the Board. The Company will focus its search for new directors purely based on the qualification of potential candidates, regardless of their gender.

Consideration of the Representation of Women in Executive Officer Appointments

Pursuant to the Diversity Policy, the Board will consider and evaluate the representation of women in the Company’s executive officer positions when identifying and nominating candidates for appointment as executive officers. The Company will focus its search for new executive officers purely based on the qualification of potential candidates, regardless of their gender.

The Company’s Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Company has not established a target for the representation of women on the Board or in executive officer positions of the Company by a specific date. The Company does not think it is appropriate to set targets because the Company focuses its search for new directors and executive officers purely based on the qualification of potential candidates, regardless of their gender.

Position Descriptions

The Board has not developed any written position descriptions for the chair of directors meetings or the chair of each Board committee. The Board expects the chair to set the agenda for Board meetings and to assist the Board to discharge its mandate and responsibilities. Each committee has the authority and responsibility to determine its own rules of procedure and the Board expects the chair of a committee to set the agenda for committee meetings and to assist the committee to discharge its mandate and responsibilities.

The following position descriptions have been developed for the Company’s Chairman, Chief Executive Officer, Chief Financial Officer, Vice President, Corporate Development, Vice President, Operations & Projects and Vice President, Project Development.

Chairman

- Leads the Board and also takes a hands-on role in the Company’s day-to-day management.
- Helps the CEO to oversee all the operational aspects involved in running the Company, including project selection and planning.
- Takes overall responsibility for the Company’s direction and growth, seeking to generate significant financial gains for the shareholders.
- Oversees relationships with the communities and stakeholders in the areas where the Company operates, with the intent of ensuring the Company’s activities are of benefit to all.

Chief Executive Officer (‘CEO’)

Reports to the Board.

Provides overall leadership and vision in developing, in concert with the Board, the strategic direction of the Company and in developing the tactics and business plans necessary to increase shareholder value.

Manages the overall business of the Company to ensure strategic and business plans are effectively implemented, the results are monitored and reported to the Board and financial and operational objectives are attained.

Authorities, Duties and Responsibilities:

(a)	General Functions:

1.	Provides effective leadership to the management and the employees of the Company and establishes an effective means of control and co-ordination for all operations and activities.
2.	Fosters a corporate culture that promotes ethical practices, integrity and a positive work climate enabling the Company to attract, retain and motivate a diverse group of quality employees.
3.	Keeps the Board fully informed on the Company`s operational and financial affairs.
4.	Develops and maintains a sound, effective organization structure and plans for capable management succession, progressive employee training and development programs and reports to the Board on these matters.
5.	Ensures that effective communications and appropriate relationships are maintained with the shareholders of the Company and other stakeholders.
6.	Develops capital expenditure plans for approval by the Board.
7.	Turns any strategic plan as may be developed by the Board into a detailed operating plan.

(b)	Strategy and Risks

1.	Develops and recommends to the Board strategic plans to ensure the Company`s profitable growth and overall success. This includes updating and making changes as required and involving the Board in the early stages of developing strategy.
2.	Identifies in conjunction with the other senior officers and appropriate directors the key risks with respect to the Company and its businesses and reviews such risks and strategies for managing them with the Board.
3.	Ensures that the assets of the Company are adequately safeguarded and maintained.

(c)	Exploration and Development

Responsible for managing the day to day activities and operating management of the Company and as such shall be responsible for the design, operation and improvement of the systems that create the Company`s exploration and development opportunities. The CEO accordingly shall have the primary responsibility:

- To direct and oversee all operational activities of the Company including exploration, development, mining and other such functions.
- To initiate solutions to the key business challenges of the Company.
- To participate in sourcing and negotiating financial arrangements for the further expansion and development of the Company including joint ventures, mergers, acquisitions, debt and equity financing.
- Represent and speak for the Company with shareholders, potential investors and other members of the industry.

(d)	Financial Reporting

Oversees the quality and timeliness of financial reporting. Reports to the Board in conjunction with the CFO on the fairness and adequacy of the financial reporting of the Company to its shareholders.

Chief Financial Officer (‘CFO’)

Reports to:
The CEO of the Company.

Responsibilities:
- Developing, analyzing and reviewing financial data.
- Reporting on financial performance.
- Monitoring expenditures and costs.
- Assisting the CEO in preparing budgets and in the communicating, to the analyst and shareholder community and securities regulators, the financial performance of the Company.
- Fulfilling the reporting requirements of the securities regulators, stock exchanges and shareholders.
- Monitoring filing of tax returns and payment of taxes.

The CFO shall assist the CEO is establishing effective means of control and co-ordination of the operations and activities of the Company and identifying, in conjunction with the CEO, the key risks with respect to the Company and its business and reviewing with the CEO the strategies for managing such risks and ensuring that the assets of the Company are adequately safeguarded and maintained.

The CFO, in conjunction with the CEO, shall design or supervise the design of and implement, maintain and periodically evaluate the effectiveness of internal controls to provide reasonable assurances that the financial statements of the Company are fairly presented in accordance with International Financial Reporting Standards and that disclosure controls are in place to provide reasonable assurance that material information relating to the financial performance of the Company to the Audit Committee.

Vice President, Corporate Development

Reports to:
The CEO of the Company.

Responsibilities:
- Developing and managing relationships with current and prospective business partners, investment bankers, financial analysts and the media;
- Preparing and presenting comprehensive reviews and analysis of business opportunities to senior management and to the Board;
- Managing and developing relationships with new and existing institutional investors;
- Assisting the CEO in preparing and presenting to investors, the executive team and the Board;
- Conducting technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

The Vice President, Corporate Development shall assist the CEO in establishing and managing relationships with key stakeholders, identifying and analysing new growth and investment opportunities, as well as the development, communication and implementation of corporate strategies related to executing the business plans of the Company.

The Vice President, Corporate Development in conjunction with the CEO shall represent the Company at industry functions to investors, both potential and existing, as well as ensure the Company is protected through due diligence activities and provide reasonable assurance as to impact of emerging business opportunities for the Company and interested parties through the use of technical and financial analyses.

Vice President, Operations & Projects

Reports to:
The CEO of the Company

Responsibilities:
- Plan and manage the operations of the Company’s Ixtaca Project;
- Develop and oversee the implementation of all required Project execution systems and procedures including Project controls, procurement of contracts, engineering construction, quality assurance and quality control;
- Ensure the Project objectives, scope and plan are well defined and understood by the Project team and stakeholders;
- Ensure the compliance with health, safety, environmental and community regulations and corporate standards;
- Develop and recommend production strategies, together with operating budget requirements to optimize short and long-range production capabilities while minimizing exposure to economic and environmental risk;
- Oversee all site activities, site services, pre-commissioning and commissioning;
- Assist the CEO in preparing and presenting to investors, the executive team and the Board;

The Vice President, Operations & Projects shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Operations & Projects shall also conduct technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

Vice President, Project Development

Reports to:
The CEO of the Company

Responsibilities:
- Plan and manage the construction of the Company’s Ixtaca Project;
- Develop and oversee the construction of the Ixtaca Project, procurement of contracts, engineering construction, quality assurance and quality control;
- Ensure the Project construction objectives, scope and plan are well defined and understood by the Project team and stakeholders;
- Ensure the compliance with health, safety, environmental and community regulations and corporate standards during the construction phase;
- Develop and recommend construction strategies, together with capital budget and operating budget requirements to optimize short and long-range construction capabilities while minimizing exposure to economic and environmental risk;
- Oversee all site activities, site services, construction, pre-commissioning and commissioning;
- Assist the CEO in preparing and presenting to investors, the executive team and the Board;

The Vice President, Project Development shall assist the CEO in establishing and managing relationships with key stakeholders. The Vice President, Project Development shall also conduct technical and financial analysis to determine the impact of growth opportunities on various metrics and to establish an execution plan as needed.

Orientation, Continuing Education and Nomination of Directors

The Board has appointed a Nomination and Corporate Governance Committee comprised of independent directors. The mandate of this Committee includes the following duties and responsibilities:

1.	Recommend to the Board written mandates or terms of reference for the Board and for each of the Committees of the Board, and a Code of Ethics for all directors, officers and employees of the Company;

2.	Review the composition and size of the Board and its Committee structure and make recommendations to the Board for changes;

3.	Recruit new directors, develop lists of candidates, interview and recommend new directors to the Board;

4.	Recommend to the Board an orientation and education program for new directors.

Ethical Business Conduct

The Board’s responsibilities are governed by the Business Corporations Act (British Columbia), the Company’s Articles, the Board Mandate and the various codes of conduct adopted by the Board. The Board has adopted a Code of Business Conduct and Ethics for Directors (“CODE”), a Code of Business Ethics (“COBE”) applicable to all employees, officers and consultants of the Company, a Securities Trading Policy (“STP”) relating to trading and confidentiality obligations of employees, officers and directors of the Company, and a Whistleblower Policy (“WP”). In addition the CEO and CFO of the Company specifically acknowledge the obligation to adhere to and advocate the establishment of standards reasonably necessary to deter wrongdoing and to promote full, fair, timely and understandable disclosure in reports and documents that the Company files with, or submits to, securities regulators and in other public communications made by the Company; compliance with the laws, rules and regulations of federal, provincial and local governments and other appropriate regulatory agencies, and prompt reporting to the Company’s Audit Committee of any violation of this code of which the CEO or CFO have actual knowledge.

Copies of the CODE, COBE, STP, WP, the undertaking of the CEO and CFO together with the Privacy Policy and the statements of responsibilities and duties of the Nomination and Corporate Governance Committee, the Compensation Committee and the Audit Committee Charter may be viewed on the Company’s website at www.almadenminerals.com.

Compensation

The Board has created a Compensation Committee comprised of independent directors. The duties and responsibilities of the Compensation Committee are as follows:

1.	Review the Company’s overall compensation strategy and objectives;

2.	Review and assess the CEO's performance against pre-agreed objectives and recommend to the Board the compensation of the CEO (in each case, without the CEO being present during the deliberations and vote);

3.	Review performance assessments of the Company’s other officers and, upon the advice of the CEO, recommend to the Board the compensation of the officers;

4.	Review and recommend to the Board policies related to providing Company stock to executives and employees (e.g., stock option plan, share purchase plan);

5.	Review executive appointments, employment agreements and terminations;

6.	Review senior management succession plans and participate in the recruitment of executives, especially succession to the CEO;

7.	Review and recommend to the Board the amount and form of directors' compensation; and

8.	Review and recommend the disclosures describing executive compensation and development.

Other Committees

The Company has only the 3 committees, namely: Audit Committee, Compensation Committee and the Nomination and Corporate Governance Committee.

Environmental and Social

The Company considers environmental and social responsibility to be central to the permitting and development of the Ixtaca project. The Company’s approach to these matters is addressed in its public reporting throughout the year, and summarized in the Company’s most recent CSR report available at www.almadenminerals.com. To date, the Board has tracked these subjects through regular updates by management throughout the year. As the Company’s Ixtaca Project approaches development, the Board will consider more formal structures, including a devoted Board committee, to monitor and provide guidance on the environmental and social aspects relating to the Ixtaca Project.

Assessments

One of the responsibilities of the Nomination and Corporate Governance Committee is as follows: Report to the Board, in the manner and to the extent the Committee deems appropriate, on the effectiveness of the performance of the Board as a whole, the Committees of the Board and the contribution of individual directors, including specifically reviewing areas in which the Board's effectiveness may be enhanced taking into account the suggestions of all directors, Corporate Governance guidelines and rules which are in effect by regulatory bodies or other sources which the Committee deems appropriate.

Audit Committee Information

The information required by Form 52-101F1 –Audit Committee Information Required in an AIF with respect to the Company’s Audit Committee is contained under the headings“Corporate Governance”and “ Audit Committee” in the Company’s 20F filed as an Annual Information Form for the financial year ended December 31, 2019 and is available on EDGAR and is filed under the Company’s profile on SEDAR at www.sedar.com. The Audit Committee Charter and other information relative to the Company’s corporate governance are to be found on the Company’s website at www.almadenminerals.com.

ADDITIONAL INFORMATION

The Company’s financial information sncluded nhe consolidated financial statements of the Company and the notes thereto, Management Discussion and Analysis and auditor’s report for the financial year ended December 31, 2019.

Additional information relating to the Company can be found at www.sedar.com. A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at Suite 210 –1333 Johnston Street, Vancouver B.C. V6H 3R9 Phone (604) 689-7644 Fax (604) 689-7645:

(a)	the comparative financial statements of the Company for the financial year ended December 31, 2019 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to December 31, 2019 and related Management Discussion and Analysis; and

(b)	this Information Circular.

BY THE ORDER OF THE BOARD OF DIRECTORS OF

ALMADEN MINERALS LTD.

“Duane Poliquin”	“Morgan Poliquin”
Duane Poliquin, Chairman	Morgan Poliquin, President & CEO

ALMADEN MINERALS LTD.
(the “Company”)

Form 51-102F6
Statement of Executive Compensation

Compensation Discussion and Analysis

The compensation of the Company’s Named Executive Officers (“Named Executive Officers” or “NEOs”) and directors is determined by the Company’s Board of Directors (the “Board”) upon the recommendations of the Board’s Compensation Committee (the “Committee”). The Committee is composed of four directors from the Board, John McCleary, Gerald Carlson, William J. Worrall and Mark Brown, all of whom are independent directors within the meaning of section 1.4 of National Instrument 52-110 – Audit Committees (“NI 52-110”). All of the members of the Committee have experience setting compensation for executives in companies of similar size to the Company.

The Company does not have a formal compensation program. However, the Committee meets to discuss and determine the recommendations that it will make to the Board regarding management compensation, without reference to formal objectives, criteria or analysis. The general objectives of the Company’s compensation strategy are to (a) compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value; (b) align management’s interests with the long-term interests of shareholders; (c) provide a compensation package that is commensurate with other peer group companies to enable the Company to attract and retain talent; and (d) ensure that the total compensation package is designed in a manner that takes into account the constraints that the Company is under by virtue of the fact that it is a mineral exploration company without a history of earnings.

The Committee considers and evaluates executive compensation levels on an annual basis against available information for similar companies to ensure that the Company’s executive compensation levels are within the range of comparable norms. Included in the benchmark group were Bluestone Resources Inc., Integra Resources Corp., Midas Gold Corp., Orca Gold Inc., Orezone Gold Corporation, Orla Mining Ltd., Pure Gold Mining Inc., Sabina Gold & Silver Corp. and Victoria Gold Corp. In selecting similar companies, the Company primarily looks for public companies that are comparable in terms of business and size.

The Committee’s NEO compensation program is designed to provide competitive levels of compensation, a significant portion of which is dependent upon individual and corporate performance and contribution to increasing shareholder value. The Committee recognizes the need to provide a total compensation package that will attract and retain qualified and experienced executives as well as align the compensation level of each executive to that executive’s level of responsibility.

Currently, the principal components of the Company’s executive compensation packages are base remuneration, long-term incentive in the form of stock options, and a discretionary annual incentive cash bonus. The compensation package is determined by gathering competitive salary information on comparable companies within the industry from a variety of sources.

While the Committee believes that it is important to use comparable data to assist it in determining appropriate ranges for executive compensation, it also considers other factors when awarding executive compensation, such as the overall financial strength of the Company, its exploration successes and equity financing success.

Base remuneration is used to provide the Named Executive Officers a set amount of money during the year with the expectation that each Named Executive Officer will perform his responsibilities to the best of his ability and in the best interests of the Company.

The granting of incentive stock options provides a link between management compensation and the Company’s share price. It also rewards management for achieving results that improve Company performance and thereby increase shareholder value. Stock options are generally awarded to executive officers at the commencement of employment and periodically thereafter. In making a determination as to whether a grant of long-term incentive stock options is appropriate, and if so, the number of options that should be granted, consideration is given to: the number and terms of outstanding incentive stock options held by the Named Executive Officer; current and expected future performance of the Named Executive Officer; the potential dilution to shareholders and the cost to the Company; general industry standards and the limits imposed by the terms of the Company’s stock option plan (the “Plan”) and the Toronto Stock Exchange (the “TSX”). The Company considers the granting of incentive stock options to be a particularly important element of compensation as it allows the Company to reward each Named Executive Officer’s efforts to increase value for shareholders without requiring the Company to use cash from its treasury. The terms and conditions of the Company’s stock option grants, including vesting provisions and exercise prices, are governed by the terms of the Plan, which is described under the heading “Securities Authorized for Issue Under Equity Compensation Plans” in the Company’s Management Information Circular as at and dated May 20, 2020 in respect of the Company’s 2020 Annual General Meeting (the “Information Circular”).

Finally, the Committee will consider whether it is appropriate and in the best interests of the Company to award a discretionary cash bonus to the Named Executive Officers, and if so, in what amount. A cash bonus may be awarded to reward extraordinary performance that has led to increase value for shareholders through strategic corporate transactions, property acquisitions or divestitures, the formation of new strategic or joint venture relationships and/or capital raising efforts. Demonstrations of extraordinary personal commitment to the Company’s interests, the community and the industry may also be rewarded through a cash bonus.

The Committee considers the implications and risks of the Company’s compensation policies and practices as a factor in assisting the Board in approving and monitoring guidelines and practices regarding the compensation and benefits of officers. In particular, the Committee considers the impact on NEOs and other senior executives to ensure that they do not take undue risks. The Committee has not identified any risks in the Company’s existing compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

The Company has a formal policy that does not permit a NEO or director to purchase or sell call or put options or other derivatives in respect of the Company’s securities.

In 2019, annual director’s fees of $12,000 were paid, payable or accrued for payment to each non-executive director. Also in 2019, the Chairs of the Audit and Compensation Committees were paid an additional $5,000 each.

In 2019, Duane Poliquin received compensation by way of an annual salary and the grant of stock options. No year-end bonus was paid. This compensation was based on his executive compensation contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. D. Poliquin’s annual remuneration is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients. Please refer to the “Summary Compensation Table” below.

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In 2019, Morgan Poliquin received compensation by way of an annual salary and the grant of stock options. No year-end bonus was paid. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. M. Poliquin’s annual salary is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2019, Korm Trieu received compensation by way of an annual salary and the grant of stock options. No year-end bonus was paid. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. Trieu’s annual salary is based on industry standards and when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2019, Douglas McDonald received compensation by way of an annual salary and the grant of stock options. No year-end bonus was paid. This compensation was based on his executive employment contract with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. McDonald’s annual salary is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2019, Laurence Morris received compensation by way of an annual fee. This compensation was based on his independent contractor agreement with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. Morris’s annual fee is based on industry standards and, when paid or granted, his year-end bonus and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

In 2019, John A. Thomas received compensation by way of a monthly fee and the grant of stock options. This compensation was based on his independent contractor agreement with the objective to retain his services, motivate a high level of performance and reward him for his achievements and loyalty. All elements of compensation were approved by the Board. Mr. Thomas’s monthly fee is based on industry standards and the number of stock options granted to him reflect his responsibilities to the Company relative to all other bonus or option recipients.

Summary Compensation Table

Named Executive Officers

The following table contains information about the compensation paid or payable to, or earned by, those who were, at December 31, 2019, (a) the Company’s Chairman; (b) the Company’s Chief Executive Officer; (c) the Company’s Chief Financial Officer; (d) each of the three other most highly compensated executive officers of the Company, including any of its subsidiaries, (except those whose total compensation does not, individually, exceed $150,000) and (e) any additional individuals who would be included in (d) but for the fact the individual was neither an executive officer of the Company or any of its subsidiaries, nor acting in a similar capacity, at December 31, 2019. The Company presently has six (6) Named Executive Officers, namely Duane Poliquin, Chairman, Morgan Poliquin, President and Chief Executive Officer (“CEO”), Korm Trieu, Chief Financial Officer (“CFO”), Douglas McDonald, Vice

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President, Corporate Development, Laurence Morris, Vice President Operations & Projects and John A. Thomas, Vice President Project Development.

Set out below is a summary of compensation paid during the three years ended December 31, 2019 to the Company’s Named Executive Officers.

					Non-Equity Incentive Plan Compensation ($)
Name and Principal Position	Year*	Salary(a) ($)	Share- Based Awards ($)	Option-Based Awards(b) ($)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value ($)	All other Compensation(a) ($)	Total Compensation(a) ($)
Duane Poliquin Chairman	2019	96,000	N/A	121,850(2)(3)(5)	N/A	N/A	N/A	Nil	217,850
	2018	138,194	N/A	181,500(8)(9)(10)	N/A	N/A	N/A	Nil	319,694
	2017	168,000	N/A	397,200(11)(12)(15)(17)	N/A	N/A	N/A	Nil	565,200
Morgan Poliquin President & CEO	2019	134,000	N/A	263,850(1)(3)(5)	Nil	N/A	N/A	Nil	397,850
	2018	192,895	N/A	275,000(8)(10)	66,250	N/A	N/A	Nil	534,145
	2017	213,500	N/A	739,200(11)(15)(16)(17)	85,400	N/A	N/A	Nil	1,038,100
Korm Trieu CFO	2019	90,000	N/A	63,100(1)(3)(5)	Nil	N/A	N/A	Nil	153,100
	2018	129,556	N/A	73,950(7)(8)(10)	27,750	N/A	N/A	Nil	231,256
	2017	142,450	N/A	164,450(14)(15)(17)	35,613	N/A	N/A	Nil	342,513
Douglas McDonald VP, Corporate Development	2019	84,800	N/A	41,750(2)(5)	Nil	N/A	N/A	Nil	126,550
	2018	122,071	N/A	49,000(8)(10)	28,875	N/A	N/A	Nil	199,946
	2017	134,750	N/A	155,000(13)(15)(17)	33,688	N/A	N/A	Nil	323,438
Laurence Morris VP, Operations & Projects (18)	2019	236,491	N/A	N/A	N/A	N/A	N/A	Nil	236,491
	2018	246,488	N/A	144,000(6)	N/A	N/A	N/A	Nil	390,488
John A. Thomas VP Project Developments (19)	2019	40,000	N/A	74,500(1)(2)(4)	N/A	N/A	N/A	Nil	114,500

*	Ended December 31.
(a)	Under an Administrative Services Agreement dated May 15, 2015, as amended December 16, 2015, between Azucar Minerals Ltd. (“Azucar”) and the Company (the “Azucar Agreement”), the Company provides management services to Azucar and Azucar compensates the Company 40% (2018 – 30%; 2017 – 30%) of any shared personnel remuneration and office overhead expenses. With the exception of Laurence Morris and John A Thomas, in respect of whom there was no recovery, the above table reflects only the compensation for each individual paid by the Company after recovery of such 40% (2018 – 30%; 2017 – 30%) from Azucar. The Azucar Agreement includes a Change of Control clause - see ** below.

Under an Administrative Services Agreement dated March 29, 2018, between Almadex Minerals Ltd. (“Almadex”) and the Company (the “Almadex Agreement”), the Company provides management services to Almadex and Almadex compensates the Company 20% (2018 – 20%) of any shared personnel remuneration and office overhead expenses. With the exception of Laurence Morris and John A. Thomas, in respect of whom there was no recovery, the above table reflects only the compensation for each individual paid by the Company after recovery of such 20% (2018 – 20%) from Almadex. The Almadex Agreement includes a Change of Control clause - see ** below.
(b)	Comprised of options granted pursuant to the Company’s Stock Option Plan. All options vested upon grant.
(1)	The value of option-based awards is based on the fair value of the awards ($0.31) calculated at the January 3, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.91%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 50.28% and an estimated option life of 2 years.

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(2)	The value of option-based awards is based on the fair value of the awards ($0.17) calculated at the May 6, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.59%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 45.42% and an estimated option life of 2 years.
(3)	The value of option-based awards is based on the fair value of the awards ($0.19) calculated at the July 4, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.58%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 45.82% and an estimated option life of 2 years.
(4)	The value of option-based awards is based on the fair value of the awards ($0.28) calculated at the August 13, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.35%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 50.20% and an estimated option life of 2 years.
(5)	The value of option-based awards is based on the fair value of the awards ($0.29) calculated at the September 16, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.60%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 50.73% and an estimated option life of 2 years.
(6)	The value of option-based awards is based on the fair value of the awards ($0.48) calculated at the February 7, 2018 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.99%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 64.14% and an estimated option life of 3 years.
(7)	The value of option-based awards is based on the fair value of the awards ($0.31) calculated at the April 10, 2018 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.85%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 55.18% and an estimated option life of 2 years.
(8)	The value of option-based awards is based on the fair value of the awards ($0.29) calculated at the June 18, 2018 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.85%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 51.53% and an estimated option life of 2 years.
(9)	The value of option-based awards is based on the fair value of the awards ($0.25) calculated at the September 26, 2018 grant date using the Black-Scholes model assuming a weighted average risk free rate of 2.19%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 47.93% and an estimated option life of 2 years.
(10)	The value of option-based awards is based on the fair value of the awards ($0.24) calculated at the December 13, 2018 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.89%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 49.38% and an estimated option life of 2 years.
(11)	The value of option-based awards is based on the fair value of the awards ($0.54) calculated at the January 11, 2017 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.75%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 68.94% and an estimated option life of 2 years.
(12)	The value of option-based awards is based on the fair value of the awards ($0.63) calculated at the May 4, 2017 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.71%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 65.77% and an estimated option life of 2 years.
(13)	The value of option-based awards is based on the fair value of the awards ($0.60) calculated at the May 19, 2017 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.72%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 65.65% and an estimated option life of 2 years.
(14)	The value of option-based awards is based on the fair value of the awards ($0.63) calculated at the June 12, 2017 grant date using the Black-Scholes model assuming a weighted average risk free rate of 0.88%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 65.95% and an estimated option life of 2 years.
(15)	The value of option-based awards is based on the fair value of the awards ($0.48) calculated at the August 25, 2017 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.24%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 62.80% and an estimated option life of 2 years.
(16)	The value of option-based awards is based on the fair value of the awards ($0.55) calculated at the September 12, 2017 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.59%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 63.12% and an estimated option life of 2.5 years.
(17)	The value of option-based awards is based on the fair value of the awards ($0.62) calculated at the December 22, 2017 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.71%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 65.20% and an estimated option life of 3 years.
(18)	Laurence Morris was appointed Vice President, Operations & Projects on April 30, 2018.
(19)	John A. Thomas was appointed Vice President, Project Development on September 9, 2019.

The Company has in place an executive employment contract, as amended, (the “DP Contract”), with its Chairman, Duane Poliquin, whereby the Company has agreed to pay an annual base salary (currently $240,000 – see ** below) to Mr. D. Poliquin for providing management and technical services to the Company. Under the DP Contract, Mr. D. Poliquin is entitled to receive certain benefits if terminated by the Company without cause or by Mr. D. Poliquin for Good Reason (see “Termination and Change of Control Benefits” below).

The Company has in place an executive employment contract, as amended, (the “MP Contract”), with its President and CEO, Morgan Poliquin, whereby the Company has agreed to pay an annual base salary (currently $335,000 – see ** below) to Mr. M. Poliquin for providing management and technical services to the Company. Under the MP Contract, Mr. M. Poliquin is entitled to receive certain benefits if

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terminated by the Company without cause or by Mr. M. Poliquin for Good Reason (see “Termination and Change of Control Benefits” below).

The Company has in place an executive employment contract, as amended, (the “KT Contract”) with its CFO, Korm Trieu, whereby the Company has agreed to pay an annual base salary (currently $225,000 –see ** below) to Mr. Trieu for providing financial, administrative and executive services to the Company. Under the KT Contract, Mr. Trieu is entitled to receive certain benefits if terminated by the Company without cause or by Mr. Trieu for Good Reason (see “Termination and Change of Control Benefits” below).

The Company has in place an executive employment contract, as amended, (the “DM Contract”) with its Vice President, Corporate Development, Douglas McDonald, whereby the Company has agreed to pay an annual base salary (currently $212,000 – see ** below) to Mr. McDonald for providing executive services to the Company. Under the DM Contract, Mr. McDonald is entitled to receive certain benefits if terminated by the Company without cause or by Mr. McDonald for Good Reason (see “Termination and Change of Control Benefits” below).

The Company has in place an independent contractor agreement (the “LM Agreement”) with its Vice President, Operations & Projects, Laurence Morris, whereby the Company has agreed to pay an annual fee (currently US$250,000) to Mr. Morris for providing operations and projects mining services to the Company. Under the LM Agreement, Mr. Morris is entitled to receive certain benefits if, following a Change of Control, the engagement of Mr. Morris under the LM Agreement is terminated by the Company without cause or by Mr. Morris upon notice (see “Termination and Change of Control Benefits” below).

The Company has in place an independent contractor agreement (the “JT Agreement”) with its Vice President, Project Development, John A. Thomas, whereby the Company has agreed to pay a monthly fee (currently $5,000) to Mr. Thomas for providing project development services to the Company.

**Under the Azucar Agreement, the Company provides management services to Azucar and Azucar compensates the Company 40% (2018 – 30%; 2017 – 30%) of any shared personnel remuneration and office overhead expenses. The Azucar Agreement has an initial five year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given). The Azucar Agreement includes a Change of Control clause. If either Azucar or the Company is subject to a Change of Control during the term of the Azucar Agreement, the Azucar Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to Azucar’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

**Under the Almadex Agreement, the Company provides management services to Almadex and Almadex compensates the Company 20% (2018 – 20%) of any shared personnel remuneration and office overhead expenses. The Almadex Agreement has an initial five year term, subject to automatic renewal annually thereafter (unless six months’ advance notice of intent to terminate is given). The Almadex Agreement includes a Change of Control clause. If either Almadex or the Company is subject to a Change of Control during the term of the Almadex Agreement, the Almadex Agreement shall automatically terminate within 48 hours of the Change of Control unless agreed to in writing by both parties. The target of the Change of Control shall then pay the other party $2 million as compensation for the unplanned termination of the Company’s engagement and significant disruption to Almadex’s business. “Change of Control” means the date upon which, without the written concurrence of the target of the Change of Control, any person (as that term is defined in the Securities Act (British Columbia) makes and does not withdraw a take-over bid (as that term is defined in the Securities Act (British Columbia)) or acquires, directly or indirectly, that number of common shares of the target which equals or exceeds twenty percent (20%) of the then issued common shares of the target.

There have been no re-pricing or other significant changes to the terms of any share-based or option-based award program during the most recently completed year.

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Performance Graph

The following graph compares the total cumulative shareholder return for $100 invested in the Company’s common shares since December 31, 2014, with the cumulative total return of the VanEck Vectors Junior Gold Miners ETF Index (“GDXJ”) for the five most recently completed fiscal years of the Company.

There is little correlation between the compensation of Named Executive Officers and the stock price of the Company. Stock prices are affected by many external factors in the mineral exploration industry and the retention and compensation of senior executives to manage the Company cannot be directly related to stock price. There are two factors that are important in consideration of the stock price as compared to executive compensation: (1) the senior executives of the Company are significant shareholders of the Company so that changes in the stock price do affect them directly, and (2) the Stock Option Plan is the one part of the compensation that is related directly to the compensation of the Named Executive Officers.

Option-Based Awards

The Company currently has in place the Stock Option Plan more particularly described in the Information Circular under the heading “Securities Authorized for Issue Under Equity Compensation Plans” for the purpose of attracting and motivating directors, officers, employees and consultants of the Company and advancing the interests of the Company by affording such persons with the opportunity to acquire an equity interest in the Company through rights granted under the Stock Option Plan to purchase shares of the Company. Recommendations for stock option grants are made initially by the Compensation Committee, and subsequently reviewed and determined by the Board. One of the factors considered when setting new option-based awards is the number of option-based awards previously granted to each individual.

The purpose of granting such stock options is to assist the Company in compensating, attracting, retaining and motivating the officers, directors and employees of the Company and to closely align the personal interest of such persons to the interest of the shareholders.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth, for each Named Executive Officer, all share-based awards and option-based awards outstanding at December 31, 2019.

	Option-Based Awards				Share-Based Awards
							Market or
						Market or	Payout Value
Name	Number of	Option	Option Expiration	Value of	Number of	Payout Value	of Vested
	Securities	Exercise	Date	Unexercised	Incentives	of Incentives	Share-based
	Underlying	Price		In-the-Money	that have	that have not	Awards not
	Unexercised	($)		Options(1)	not Vested	Vested	paid out or
	Options			($)	(#)	($)	distributed
	(#)						($)
Duane Poliquin Chairman	500,000	0.98	June 8, 2020	Nil
	150,000	1.25	September 30, 2020	Nil
	50,000	0.79	September 30, 2020	Nil
	100,000	0.86	December 13, 2020	Nil	N/A	N/A	N/A
	100,000	0.69	May 6, 2021	7,000
	300,000	0.80	July 7, 2021	Nil
	165,000	0.90	September 16, 2021	Nil
Morgan Poliquin President & CEO	500,000	1.53	April 30, 2020	Nil
	700,000	0.98	June 8, 2020	Nil
	200,000	1.25	September 30, 2020	Nil
	300,000	0.86	December 13, 2020	Nil	N/A	N/A	N/A
	250,000	0.84	February 7, 2021	Nil
	500,000	0.80	July 7, 2021	Nil
	315,000	0.90	September 16, 2021	Nil
Korm Trieu CFO	75,000	1.03	April 10, 2020	Nil
	150,000	0.98	June 8, 2020	Nil
	100,000	1.25	September 30, 2020	Nil
	30,000	0.86	December 13, 2020	Nil	N/A	N/A	N/A
	50,000	0.84	February 7, 2021	Nil
	75,000	0.80	July 7, 2021	Nil
	115,000	0.90	September 16, 2021	Nil
Douglas McDonald VP, Corporate Development	20,000	0.98	June 8, 2020	Nil
	100,000	1.25	September 30, 2020	Nil
	180,000	0.86	December 13, 2020	Nil	N/A	N/A	N/A
	75,000	0.69	May 6, 2021	5,250
	100,000	0.90	September 16, 2021	Nil
Laurence Morris VP, Operations & Projects	300,000	1.11	February 7, 2021	Nil	N/A	N/A	N/A
John A. Thomas VP Project Developments	50,000	0.84	February 7, 2021	Nil
	100,000	0.69	May 6, 2021	7,000	N/A	N/A	N/A
	150,000	1.01	August 13, 2021	Nil

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2019 ($0.76) and the exercise price of the options.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table outlines, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2019 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2019.

Name	Option-Based	Share-Based-Awards-	Non-Equity Incentive Plan
	Awards-Value Vested	Value Vested During	Compensation – Value
	During the Year	the Year	Earned During the Year
	$	$	$
Duane Poliquin Chairman	6,600(2)	N/A	N/A
Morgan Poliquin President & CEO	22,500(1)	N/A	N/A
	12,600(2)	N/A	N/A
Korm Trieu CFO	4,500(1)	N/A	N/A
	4,600(2)	N/A	N/A
Douglas McDonald VP, Corporate Development	4,000(2)	N/A	N/A
John A. Thomas VP Project Developments	4,500(1)	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at January 3, 2019 ($0.93) and the exercise price of the options ($0.84).
(2)	Calculated based on the difference between the market value of the shares underlying the options as at September 16, 2019 ($0.94) and the exercise price of the options ($0.90).

For a full description of the Company’s Stock Option Plan, see “SECURITIES AUTHORIZED FOR ISSUE UNDER EQUITY COMPENSATION PLANS” in the Information Circular.

PENSION PLAN BENEFITS

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

Termination and Change of Control Benefits

Except as otherwise disclosed below, there are no compensatory plans, contracts, agreements or arrangements in place that provide for payments to the Named Executive Officers at, following or in connection with any termination of employment (whether voluntary, involuntary or constructive), resignation, retirement or a change in the Named Executive Officer’s responsibilities following a change in control.

The Company has in place the DP Contract with its Chairman, Duane Poliquin which is for an indefinite term and provides that Mr. D. Poliquin is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 2 times Mr. D. Poliquin’s then current base salary;

(b)	by death or disability, payment of an amount equal to 6 months of Mr. D. Poliquin’s then current base salary;

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(c)	by the Company without cause following a Change in Control or by Mr. D. Poliquin for Good Reason, payment of an amount equal to 3 times Mr. D. Poliquin’s then current base salary; and

(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the aforementioned payment and benefits under (c) and (d) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. D. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place the MP Contract with its President and CEO, Morgan Poliquin, which is for an indefinite term and provides that Mr. M. Poliquin is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 2 times Mr. M. Poliquin’s then current base salary;

(b)	by death or disability, payment of an amount equal to 6 months of Mr. M. Poliquin’s then current base salary;

(c)	by the Company without cause following a Change in Control or by Mr. M. Poliquin for Good Reason, payment of an amount equal to 3 times Mr. M. Poliquin’s then current base salary; and

(d)	if (c) applies, employment search assistance for up to 12 months.

The right to receive the payment and benefits under (c) and (d) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. M. Poliquin’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place the KT Contract with its CFO, Korm Trieu, which is for an indefinite term and provides that Mr. Trieu is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 1 times Mr. Trieu’s then current base salary; and

(b)	by the Company without cause following a Change in Control or by Mr. Trieu for Good Reason, payment of an amount equal to 2 times Mr. Trieu’s then current base salary.

The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. Trieu’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness.

The Company has in place the DM Contract with its Vice President, Corporate Development, Douglas McDonald, which is for an indefinite term and provides that Mr. McDonald is entitled to receive the following benefits if terminated otherwise than for cause:

(a)	without cause, payment of an amount equal to 1 times the then current base salary; and

(b)	by the Company without cause following a Change in Control or by Mr. McDonald, payment of an amount equal to 2 times Mr. McDonald’s then current base salary.

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The right to receive the payment and benefits under (b) is expressly contingent upon the signing of a waiver and release satisfactory to the Company which releases the Company and its affiliates from all claims and liabilities arising out of Mr. McDonald’s employment and termination thereof and including confidentiality provisions, which waiver and release is satisfactory to the Company with respect to form, substance and timeliness. For purposes of each of the DP Contract, the MP Contract, the KT Contract and the DM Contract (collectively, the “Contracts”):

“Change in Control” shall be deemed to have occurred if:

(i) any person or any person and such person’s associates or affiliates, as such terms are defined in the Securities Act (British Columbia) (the “Act”), makes a tender, take-over or exchange offer, circulates a proxy to shareholders or takes other steps to effect a takeover of the control of the Company, whether by way of a reverse take-over, take over bid, causing the election or appointment of a majority of directors of the Company or otherwise in any manner whatsoever; or

(ii) during any period of eighteen (18) consecutive months (not including any period prior to the effective date of an employee’s Contract), individuals who at the beginning of such period constituted the Board of Directors of the Company and any new directors, whose appointment by the Board of Directors or nomination for election by the Company’s shareholders was approved by a vote of at least three quarters (3/4) of the Board of Directors then still in office who either were directors at the beginning of the period or whose appointment or nomination for election was previously so approved, cease for any reason to constitute a majority of the Board of Directors of the Company; or

(iii) the acquisition by any person or by any person and such person’s affiliates or associates, as such terms are defined in the Act, and whether directly or indirectly, of common shares of the Company at the time held by such person and such person’s affiliates and associates, totals for the first time, twenty percent (20%) or more of the outstanding common shares of the Company; or

(iv) the business or businesses of the Company, for which the employee’s services are principally performed, are disposed of by the Company pursuant to a partial or complete liquidation, dissolution, consolidation or merger of the Company, or a sale or transfer of all or a significant portion of the Company’s assets.

Notwithstanding any other provisions in the Contracts regarding termination, if any of the events described above constituting a Change in Control shall have occurred during the course of the employee’s Contract, upon the termination of the employee’s employment thereunder (unless such termination is because of the employee’s death or disability, by the Company for cause or by the employee other than for “Good Reason”, as defined below) the employee shall be entitled to and will receive no later than the fifteenth (15th) day following the date of termination a lump sum severance payment in the amount set forth above.

“Good Reason” shall mean, without the employee’s express written consent, any of the following:

(i) the assignment to the employee of any duties inconsistent with the status or authority of the employee’s office, or the employee’s removal from such position, or a substantial alteration in the nature or status of the employee’s authorities or responsibilities from those in effect immediately prior to the Change in Control;

(ii) a reduction by the Company in the employee’s then current base salary, or a failure by the Company to increase the employee’s base salary as provided in the employee’s Contract or at a rate commensurate with that of other key employees of the Company;

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(iii) the relocation of the office of the Company where the employee is employed at the time of the Change in Control (the “CIC Location”) to a location more than fifty (50) miles away from the CIC Location, or the Company’s requiring the employee to be based more than fifty (50) miles away from the CIC Location (except for requiring travel on the Company’s business to an extent substantially consistent with the employee’s business travel obligations prior to the Change in Control);

(iv) the failure by the Company to continue to provide the employee with benefits at least as favourable as those enjoyed by the employee prior to the Change in Control, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits or deprive the employee of any material benefit under the employee’s Contract enjoyed by the employee at the time of the Change in Control, or the failure by the Company to provide the employee with the number of entitled vacation days as provided in the employee’s Contract; or

(v) the failure of the Company to obtain a satisfactory agreement from any successor to assume and agree to perform the employee’s Contract or, if the business of the Company for which the employee’s services are principally performed is sold or transferred, the purchaser or transferee of such business shall fail to agree to provide the employee with the same or a comparable position, duties, salary and benefits as provided to the employee by the Company immediately prior to the Change in Control.

Following a Change in Control during the course of the employee’s Contract, the employee shall be entitled to terminate the employee’s employment for Good Reason.

The Company has in place the LM Agreement with its Vice President, Operations & Projects, Laurence Morris, which is for an indefinite term and provides that if, following a Change of Control, Mr. Morris’ engagement under the LM Agreement is terminated by the Company without cause or Mr. Morris elects to terminate his engagement thereunder by notifying the Company of such election in writing within 10 days after the occurrence of a Change of Control, Mr. Morris’ engagement shall immediately terminate and Mr. Morris will be entitled to receive a payment equal to 2 times Mr. Morris’ then current annual fee, payable, at the Company’s discretion, either in one lump sum within five business days from the effective date of termination of Mr. Morris’ engagement under the LM Agreement or in two or more equal instalments over the three months period commencing on the effective date of termination of Mr. Morris’ engagement, with the first such instalment payable within five business days from such effective date. Absent a Change of Control, Mr. Morris’ engagement under the LM Agreement may be terminated by the Company or by Mr. Morris, respectively, without cause, upon 90 days written notice to Mr. Morris or the Company, as the case may be.

For purposes of the LM Agreement, "Change of Control" means the occurrence of any of the following events: (a) any Person acquiring fifty percent (50%) or more of the issued and outstanding shares of the Company; or (b) any Person acquiring all or substantially all of the assets of the Company, provided that for the purposes of the definition of Change of Control in the LM Agreement, "Person" means a third party that is operating at arm's length from Mr. Morris. For greater certainty, "Person" shall not include any person, partnership, corporation or other entity with which Mr. Morris is involved directly or indirectly as principal, agent, shareholder of more than 2% of such entity’s voting securities, officer, employee or in any other manner whatsoever.

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DIRECTOR COMPENSATION

Director Compensation Table

Other than compensation paid to the Named Executive Officers, and except as noted below, no compensation was paid to directors in their capacity as directors of the Company or its subsidiaries, in their capacity as members of a committee of the Board or of a committee of the board of directors of its subsidiaries, or as consultants or experts, during the year ended December 31, 2019.

Name	Fees	Share-	Option-Based	Non-Equity	Pension	All other	Total
	Earned	Based	Awards	Incentive Plan	Value	Compensation	($)
	($)	Awards	($)(3)	Compensation	($)	($)
		($)		($)
John (Jack) McCleary	17,000(1)(2)	Nil	39,440(5)	Nil	Nil	Nil	56,440
Gerald G. Carlson	12,000 (1)	Nil	62,600(4)(5)(6)(7)	Nil	Nil	Nil	74,600
Mark T. Brown	17,000(1)(2)	Nil	67,580(4)(5)(6)(7)	Nil	Nil	Nil	84,580
William J. Worrall	12,000 (1)	Nil	33,350(7)	Nil	Nil	Nil	45,350
Elaine Ellingham	12,000(1)	Nil	Nil	Nil	Nil	Nil	12,000

(1)	Director’s fees.
(2)	Audit and Compensation Committee Chair fee.
(3)	Comprised of options granted pursuant to the Company’s Stock Option Plan. All options vested upon grant.
(4)	The value of option-based awards is based on the fair value of the awards ($0.31) calculated at the January 3, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.91%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 50.28% and an estimated option life of 2 years.
(5)	The value of option-based awards is based on the fair value of the awards ($0.17) calculated at the May 6, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.59%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 45.42% and an estimated option life of 2 years.
(6)	The value of option-based awards is based on the fair value of the awards ($0.19) calculated at the July 4, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.58%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 45.82% and an estimated option life of 2 years.
(7)	The value of option-based awards is based on the fair value of the awards ($0.29) calculated at the September 16, 2019 grant date using the Black-Scholes model assuming a weighted average risk free rate of 1.60%, a dividend yield of 0%, a weighted average volatility of the Company’s share price of 50.73% and an estimated option life of 2 years.

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Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth for each of the directors of the Company, other than directors who are also Named Executive Officers, all option-based awards and share-based awards outstanding at December 31, 2019.

	Option-Based Awards				Share-Based Awards
Name	Number of	Option	Option	Value of	Number of	Market or	Market or
	Securities	Exercise	Expiration	Unexercised	Incentives	Payout	Payout Value
	Underlying	Price	Date	In-the-	that	Value of	of Vested
	Unexercised	($)		Money	have not	Incentives	Share-based
	Options			Options(1)	Vested	that have not	awards not
	(#)			($)	(#)	Vested	paid out or
						($)	distributed
							($)
John (Jack) McCleary	100,000	0.98	June 8, 2020	Nil
	100,000	1.25	September 30, 2020	Nil
	68,000	0.83	September 30, 2020	Nil	N/A	N/A	N/A
	50,000	0.79	September 30, 2020	Nil
	232,000	0.69	May 6, 2021	16,240
Gerald G. Carlson	50,000	0.98	June 8, 2020	Nil
	100,000	1.25	September 30, 2020	Nil
	50,000	0.79	September 30, 2020	Nil
	72,000	0.86	December 13, 2020	Nil	N/A	N/A	N/A
	50,000	0.84	February 7, 2021	Nil
	25,000	0.69	May 6, 2021	1,750
	50,000	0.80	July 7, 2021	Nil
	115,000	0.90	September 16, 2021	Nil
Mark T. Brown	100,000	1.14	April 30, 2020	Nil
	50,000	0.98	June 8, 2020	Nil
	100,000	1.25	September 30, 2020	Nil
	18,000	0.83	September 30, 2020	Nil	N/A	N/A	N/A
	25,000	0.84	February 7, 2021	Nil
	25,000	0.69	May 6, 2021	1,750
	117,000	0.80	July 7, 2021	Nil
	115,000	0.90	September 16, 2021	Nil
William J. Worrall	250,000	0.98	June 8, 2020	Nil
	100,000	1.25	September 30, 2020	Nil
	5,000	0.83	September 30, 2020	Nil	N/A	N/A	N/A
	30,000	0.86	December 13, 2020	Nil
	115,000	0.90	September 16, 2021	Nil
Elaine Ellingham	400,000	1.08	March 29, 2021	Nil	N/A	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at December 31, 2019 ($0.76) and the exercise price of the options.

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Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth for each director of the Company, other than directors who are also Named Executive Officers, the value of option-based awards and share-based awards which vested during the year ended December 31, 2019 and the value of non-equity incentive plan compensation earned during the most recently completed financial year.

Name	Option-Based Awards-	Share-Based-Awards-	Non-Equity Incentive Plan
	Value Vested During	Value Vested During	Compensation–Value
	the Year	the Year	Earned During the Year
	$	$	$
John (Jack) McCleary	Nil	N/A	N/A
Gerald G. Carlson	4,500(1)	N/A	N/A
	4,600(2)	N/A	N/A
Mark T. Brown	2,250(1)	N/A	N/A
4,600(2)
William J. Worrall	4,600(2)	N/A	N/A
Elaine Ellingham	Nil	N/A	N/A

(1)	Calculated based on the difference between the market value of the shares underlying the options as at January 3, 2019 ($0.93) and the exercise price of the options ($0.84).
(2)	Calculated based on the difference between the market value of the shares underlying the options as at September 16, 2019 ($0.94) and the exercise price of the options ($0.90).

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